Exhibit 99.1
[Letterhead of Citibank, N.A.]
Record Date and Books Closed Notice
Citibank, N.A., acting as sponsored depositary bank, announces the following:
September 28, 2009

Company Name:	CHARTERED SEMICONDUCTOR MANUFACTURING LTD.

Ticker Symbol:	CHRT
CUSIP Number:	16133R205
Country:	Singapore
Listing Exchange:	NASDAQ
Ratio (ORD:ADR):	10 : 1
Announcement
Chartered Semiconductor Manufacturing Ltd. has informed Citibank that a Court Meeting of shareholders to be convened at the direction of a Singapore Court and an Extraordinary General Meeting, each relating to the previously announced acquisition of Chartered, will be set at a date to be announced by Chartered. The record date for the ADR holders entitled to instruct Citibank, N.A., as Depositary, to vote at the Court Meeting and the Extraordinary General Meeting will be October 5, 2009 (5:00PM (NY time)).
As a result, the ADR books will closed for cancellation from October 5, 2009 close of business in NY and re-open on the New York business day following the conclusion of the Court Meeting and the Extraordinary General Meeting.
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